UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF ONEOK, INC. AND SUBSIDIARIES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, Inc. AND SUBSIDIARIES

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and exhibits are filed for the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ONEOK, Inc. Audit Committee
Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries
Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Tulsa, Oklahoma
June 27, 2013

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
(In thousands)

	2012	2011

Plan interest in the Master Trust	$845,972	$830,516

Receivables:
Participant contributions	797	—
Employer contributions	601	—
Notes receivable from participants	21,094	21,012
Total receivables	22,492	21,012
Net assets available for benefits	$868,464	$851,528

See accompanying Notes to Financial Statements.

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012
(In thousands)

2012
Additions to net assets attributed to:
Investment income:
Plan interest in the Master Trust investment income	$56,382

Interest on notes receivable from participants	673

Contributions:
Participants	24,772
Employer	17,030
Rollovers	2,146
Total contributions	43,948

Total additions	101,003

Deductions to net assets attributed to:
Benefits paid to participants	(84,067)

Net increase in net assets available for benefits	16,936
Net assets available for benefits, beginning of period	851,528
Net assets available for benefits, end of period	$868,464

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

(1)	Description of Plan

A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) follows and is provided for general information only. Participants should refer to the full text of the plan document for more complete information.

(a)	General

The Plan is administered by the ONEOK, Inc. Benefit Plan Administration Committee (the Plan Administrator) and is provided for the benefit of the employees of ONEOK, Inc. and its subsidiaries (the Company). The Plan is a defined contribution plan that covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Participation and Contributions

An employee may begin participation on the first day of the month following or coinciding with employment. There is no minimum service or age requirement. Participants may make pre-tax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 24 percent if certain contribution limitations are not exceeded. In addition to pre-tax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of 6 percent; however, earnings on these contributions are taxable at the time of distribution.

Participants age 50 and older before the end of the calendar year may make an additional pre-tax or Roth 401(k) catch-up contribution if they are either deferring the 24-percent maximum pre-tax and/or Roth 401(k) contribution or will reach the maximum Internal Revenue Service (IRS) dollar limit. The maximum dollar limit allowed in 2012 was $17,000, and the maximum catch-up contribution allowed was $5,500. Catch-up contributions are not eligible for Company matching contributions.

Employees not covered by a collective bargaining agreement are eligible for Company matching contributions immediately upon enrollment in the Plan. Employees covered by a collective bargaining agreement are eligible for Company matching contributions after one year of service. The Company matches pre-tax, Roth 401(k) and/or after-tax contributions, up to a combined maximum of 6 percent of eligible compensation, each pay period.

There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. The Plan is a defined contribution plan subject to the combined annual contribution limit. For 2012, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s base earnings or $50,000, pursuant to the Internal Revenue Code (the Code) section 415 (c)(1)(A). These limits are indexed and may be adjusted periodically by the IRS.

Participants who have ONEOK, Inc. common stock as an investment option may be eligible to receive cash payments for dividends paid on that stock. ONEOK, Inc. common stock dividends are credited to each participant’s Plan account and are distributed or reinvested according to each participant’s election. The election choices for dividends paid on ONEOK, Inc. common stock are:

1.	If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, receive all of the dividend in cash;

2.	If the quarterly dividend is $100 or more, receive all of the dividend in cash;

3.	If the quarterly dividend is $200 or more, receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONEOK, Inc. common stock in participant’s Plan account; or

4.	Have 100 percent of the dividends reinvested in ONEOK, Inc. common stock. This is the default election.

Dividends reinvested are considered pre-tax contributions but are not subject to Plan limits or limits under applicable rules of the IRS. Dividends received in cash constitute additional income for federal income tax purposes and are included in each participant’s gross taxable income in the year received.

(c)	Participant Accounts

Participants have the right to designate the investment of their account balances, including their contributions, deferrals and the Company’s matching contributions. If no investment option is elected by a participant, the funds in the participant’s account are invested in the Schwab Managed Retirement Trust Fund maturing closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1 percent, and whole increments of 1 percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled suspension periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for each share of ONEOK, Inc. common stock purchased is 2.9 cents.

Dividends are generally declared on ONEOK, Inc. common stock after the end of each calendar quarter. A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Company’s Board of Directors.

Certain mutual fund companies have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Regularly scheduled sales for distributions and purchases from payroll contributions are not subject to the restrictions.

If a participant is an officer or an employee in one of certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account that involves ONEOK, Inc. common stock prior to the execution of the transaction. For these employees, there are specific periods during which the participant can buy or sell ONEOK, Inc. common stock during the year. Generally, these periods begin three days after the public release of quarterly or annual financial results for ONEOK, Inc. and continue until the first day of the following calendar quarter.

(d)	Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)	Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50 percent of the nonforfeitable account balance of the participant, whichever is less. Participant loans are reflected as notes receivable from participants in the Statements of Net Assets Available for Benefits. The Plan allows a participant up to two loans per account at any time.

The participant loans have a repayment schedule of no more than 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate provided by Reuters the first day of the month when requested. The interest rate remains the same throughout the term of the repayment schedule. Interest rates on the participant loans at December 31, 2012, ranged from 3.25 percent to 12.5 percent.

In-service withdrawals from a participant’s account are permitted under specific circumstances, as follows:

•
After-tax employee contributions may be withdrawn for at least $500 or the full value of the participant’s after-tax contributions if less than $500. There is a six-month suspension of Company matching contributions on new contributions by the participant into the Plan for all after-tax withdrawals.

•
Unlimited in-service withdrawals are permitted when participants reach age 59 ½ and have completed five years of Plan participation, at any time and for any reason, without qualifying for a hardship withdrawal or suspending Plan contributions or Company matching contributions.

•
Former Western Resources, Inc. employees have grandfathered withdrawal options based on their account balances as of January 11, 1999. A withdrawal using these grandfathered withdrawal options results in a six-month suspension of Company matching contributions on new contributions by the participant into the Plan.

•	Roth 401(k) contributions and related earnings are not eligible for in-service withdrawals.

Hardship withdrawals from a participant’s account are allowed after a participant has exhausted all in-service withdrawals and loans as well as submitted an application to the Plan showing current proof of qualifying hardship. If a hardship withdrawal is approved, the participant is ineligible to make contributions to the Plan or receive Company matching contributions during the following six months.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company, for any reason, and the participant’s total account balance does not exceed $5,000;

2.	the participant dies;

3.	the Plan is terminated; or

4.
the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA) or receive a single lump-sum payment from the Plan as soon as administratively possible after leaving the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70 ½, at which time a distribution of the full account is required. If the participant’s account balance does not exceed $5,000, the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is less than $1,000, a lump-sum cash payment will be made. If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20-percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10-percent income tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59 ½, or separates from the Company after attainment of age 55.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of his/her Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, are used to value the Plan’s investments and investments included in the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries and Profit Sharing Plan Master Trust (the Master Trust). Mutual funds are valued at the net asset value of shares held at year-end. The units of the Schwab Managed Retirement Trust Funds are held in common/collective trusts and valued at fair value using the net asset value as determined by the issuer based on the current fair values of the underlying assets of the funds. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(c)	Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, excluding costs paid by the participant which include loan origination fees, brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account, are paid by the Company or the Plan as provided by the plan document. For the year ended December 31, 2012, the Company paid all costs and expenses for administering the Plan, excluding costs and expenses paid (directly or indirectly) by plan participants, and the Company has not sought reimbursement from the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code. The Plan received a favorable determination letter from the IRS dated April 18, 2013, stating that the Plan document, as amended and restated effective January 1, 2008 (including certain clarifying amendments submitted to the IRS on February 14, 2013), was in compliance with the applicable requirements of the Code.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(3)	Investments

(a)	Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below.

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include our own internal data.

As of December 31, 2012 and 2011, the Plan held no investments outside the Master Trust. See Note 4 for discussion of recurring fair value measurements of the Master Trust.

(b)	Individual Investments Greater Than 5 percent of Net Assets Available for Benefits

The following table presents the fair value of individual investments that represent 5 percent or more of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011
	(In thousands)
Plan interest in the Master Trust	$845,972	$830,516

(4)	Master Trust

The Plan Trustee maintains separate accounting reflecting the equitable share of the Plan in all investments, receipts, disbursements and other transactions, and reports the value of such equitable share in participant accounts. The Plan’s interest in the Master Trust in the Statements of Net Assets Available for Benefits represents approximately 97 percent of the Master Trust at December 31, 2012 and 2011.

A summary of the Master Trust assets at December 31, 2012 and 2011, is as follows:

	2012	2011
	(In thousands)
Investments, at fair value:
Money market fund	$64,563	$99,805
Mutual funds	336,225	302,888
Common/collective trusts	43,161	30,491
Guaranteed investment contract funds	—	586
Common stock of ONEOK, Inc.	431,348	417,987
Common stock of Westar Energy, Inc.	1,257	1,467
Total investments, at fair value	$876,554	$853,224

The following is a summary of the investment income in the Master Trust for the year ended December 31, 2012:

2012
(In thousands)
Net appreciation (depreciation) in fair value of investments:
Mutual funds:
Equity growth funds	$10,928
Equity value funds	6,606
Equity blended funds	4,689
International equity funds	4,842
Asset allocation funds	4,149
Bond funds	1,882
Common/collective trusts	4,647
Common stock	(4,140)
33,603
Interest and dividends	25,424
Total investment income	$59,027

The following tables set forth the Master Trust recurring fair value measurements for each level within the fair value hierarchy at the periods indicated:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$64,563	$—	$—	$64,563
Mutual funds:
Equity growth funds	112,962	—	—	112,962
Equity value funds	44,752	—	—	44,752
Equity blended funds	40,633	—	—	40,633
International equity funds	30,178	—	—	30,178
Asset allocation funds	43,097	—	—	43,097
Bond funds	64,603	—	—	64,603
Common/collective trusts	—	43,161	—	43,161
Common stock of ONEOK, Inc.	431,348	—	—	431,348
Common stock of Westar Energy, Inc.	1,257	—	—	1,257
Total investments	$833,393	$43,161	$—	$876,554

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$99,805	$—	$—	$99,805
Mutual funds:
Equity growth funds	103,345	—	—	103,345
Equity value funds	40,583	—	—	40,583
Equity blended funds	34,622	—	—	34,622
International equity funds	27,048	—	—	27,048
Asset allocation funds	38,212	—	—	38,212
Bond funds	59,078	—	—	59,078
Common/collective trusts	—	30,491	—	30,491
Guaranteed investment contract funds	—	—	586	586
Common stock of ONEOK, Inc.	417,987	—	—	417,987
Common stock of Westar Energy, Inc.	1,467	—	—	1,467
Total investments	$822,147	$30,491	$586	$853,224

The common stock of Westar Energy, Inc. investment option within the Master Trust is frozen, and no new participant or Company matching contributions may be invested in this investment option. At February 1, 2012, the SEI Stable Asset Fund option was closed to participants and liquidated. All balances in this investment option were transferred to the Federated Government Obligations Fund Institutional Class as of February 1, 2012. At February 29, 2012, the American Funds Growth Fund of America option was closed to participants. All balances in this investment option were transferred to the JPMorgan Large Cap Growth Fund at February 29, 2012.

The following table sets forth a reconciliation of the Master Trust’s recurring Level 3 fair value measurements for the period indicated:

Guaranteed Investment Contract Funds
(In thousands)
January 1, 2012	$586
Sales	(586)
December 31, 2012	$—

(5)	Related-Party Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons. Transactions in the Master Trust are managed by Fidelity Management Trust Company (Fidelity), the Plan’s trustee and the record keeper, and therefore transactions with Fidelity qualify as party-in-interest transactions. Participant loan transactions qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

Schedule 1

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
(In thousands)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in- Interest Identification	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value

*	Plan interest in Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries and Profit Sharing Plan Master Trust			$845,972
*	Notes receivable from participants	Notes receivable from participants at interest rate ranging from 3.25% to 12.5% and various maturities		21,094
				$867,066
* Party-in-interest.
** This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Thrift Plan for Employees
of ONEOK, Inc. and Subsidiaries

ONEOK, Inc.

Date: June 27, 2013	By:	/s/ Derek S. Reiners
Derek S. Reiners
Senior Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm